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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Corvas International, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

221005 10 1 (CUSIP Number)

Hope Flack BVF Partners L.P 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2002 (Date of Event Which Requires Filing of this Amendment)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221005 10 1	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON:
Biotechnology Value Fund, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,568,155
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,568,155

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,568,155

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221005 10 1	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON:
Biotechnology Value Fund II, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		931,711
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		931,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
931,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221005 10 1	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON:
BVF Investments, L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,145,627
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		2,145,627

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,145,627

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON*
OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221005 10 1	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON:
BVF Partners, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		4,869,029
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		4,869,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,869,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221005 10 1	13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON:
BVF Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		4,869,029
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		4,869,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,869,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%

14	TYPE OF REPORTING PERSON*
IA, CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221005 10 1	13D	Page 7 of 8 Pages

        This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Stock"), of Corvas International, Inc., a Delaware corporation ("Corvas"). The principal executive office of Corvas is located at 3030 Science Park Road, San Diego, California 92121.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since July 18, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 122,400 shares of the Stock for an aggregate consideration of $164,151.91, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 78,000 shares of the Stock for an aggregate consideration of $104,266.76, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 194,400 shares of the Stock for an aggregate consideration of $261,224.96 utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns 1,568,155 shares of the Stock, BVF2 beneficially owns 931,711 shares of the Stock, Investments beneficially owns 2,145,627 shares of the Stock and each of Partners and BVF Inc. beneficially owns 4,869,029 shares of the Stock, representing approximately 5.7%, 3.4%, 7.8% and 17.7%, respectively, of the aggregate number of shares of common stock outstanding as of August 8, 2002.

        (b)  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 4,869,029 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

        (c)  Exhibit 2 attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

        (d)  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1—Agreement Regarding Joint Filing

Exhibit 2—Transactions in the Stock by Reporting Persons during the last 60 days.

CUSIP No. 221005 10 1	13D	Page 8 of 8 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 16, 2002

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.

By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.